ELEMENTAL ROYALTY ANNOUNCES PUBLICATION OF 2026 ASSET HANDBOOK

AND NEW CORPORATE WEBSITE

June 18, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE, TSX: ELE) ("Elemental" or the "Company") is pleased to announce the below investor relations updates, including the publication of Elemental's 2026 Royalty Asset Handbook and the launch of a new corporate website. Elemental will also be participating in Renmark Communications live Virtual Non-Deal Roadshow Series on Monday, July 13, 2026.

Publication of 2026 Royalty Asset Handbook

Elemental announces the publication of the 2026 edition of the Company's Annual Royalty Asset Handbook, providing detailed information about Elemental's portfolio of high-quality producing, development, and exploration stage royalties as well as the operators' underlying Mineral Resource and Mineral Reserve Estimate Information.

The handbook can be found on the company's website at www.elementalroyalty.com/our-assets/

Corporate Website

Elemental is pleased to announce the launch of an updated corporate website: www.elementalroyalty.com

The refreshed website offers a clearer look at our business, our assets, and our strategy, while making it easier to access company news, presentations, and key information.

There are no changes to the Company's name, stock symbols, or listings in connection with this update.

Virtual Non-Deal Roadshow

Elemental will be participating in Renmark Financial Communications Inc.'s live Virtual Non-Deal Roadshow Series to discuss its latest investor presentation on Monday, July 13, 2026, at 12:00 PM EST.

Elemental welcomes stakeholders, investors, and other individual followers to register and attend this live event.

The presentation will feature David M. Cole, Chief Executive Officer, and Frederick Bell, President & Chief Operating Officer. Topics to be covered will include the latest investor presentation followed by a live Q&A. Investors interested in participating in this event will need to register using the link below. As a reminder, registration for the live event may be limited but access to the replay after the event will be on the Company's Investor website.

REGISTER HERE: https://www.renmarkfinancial.com/events/renmark-virtual-non-deal-roadshow-tsx-ele-nasdaq-ele-8wC7WW5cIk

To ensure smooth connectivity, please access this link using the latest version of Google Chrome.

For further information, contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal,	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K106

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Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

About Elemental Royalty Corporation.

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental trades on Nasdaq and on the Toronto Stock Exchange under the ticker Symbol "ELE".

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Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com